UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 20)

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

067774109

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

with a copy to:

Kenneth L. Henderson
Jay M. Dorman

Bryan Cave Leighton Paisner LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone (212) 541-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Leonard Riggio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,794,591
	8	SHARED VOTING POWER

8,257,641
	9	SOLE DISPOSITIVE POWER

5,794,591
	10	SHARED DISPOSITIVE POWER

8,257,641

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,052,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Louise Riggio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

8,257,641
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,257,641

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,257,641
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS The Riggio Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,940,973
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,940,973
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,940,973
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

OO

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Introductory Statement

This Amendment No. 20 to Schedule 13D (“Amendment No. 20”) is being filed by Leonard Riggio, Louise Riggio and The Riggio Foundation (collectively, the “Reporting Persons”) to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to the common stock, $.001 par value (“Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Amendment No. 20 is hereby incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On June 6, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chapters Holdco Inc., a Delaware corporation (“Parent”), and Chapters Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent, pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge into the Company (the “Merger”) and the Company will become a wholly owned subsidiary of Parent. The Merger Agreement provides that, upon consummation of the Merger, subject to certain exceptions, each outstanding share of Common Stock will be converted into the right to receive $6.50 in cash. Consummation of the Merger is subject to customary closing conditions, including the receipt of regulatory and stockholder approval. Further details about the Merger Agreement and the transactions described therein, including the Merger, are set forth in the Company’s Current Report on Form 8-K filed on June 7, 2019.

Concurrently with the execution of the Merger Agreement, the Reporting Persons and LRBKS Holdings, Inc. (collectively, the “Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) with Parent and, solely for the purposes of certain provisions, the Company. Pursuant to the Voting Agreement, the Stockholders have agreed, subject to certain conditions, to vote all shares of Common Stock now or hereafter beneficially owned by them (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and (ii) against any other action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (B) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, or (C) impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, the Stockholders also agreed not to sell, transfer, pledge or encumber their shares of Common Stock or enter into voting agreements or grant proxies or powers-of-attorney with respect to such shares, subject to certain exceptions. The Voting Agreement also contains other covenants on the part of the Stockholders. The Voting Agreement automatically terminates upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the written agreement of the Stockholders, Parent and the Company.

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This description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 1 to this Amendment No. 20.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Voting and Support Agreement, dated as of June 6, 2019, by and among the Stockholders, Parent and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 7, 2019).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2019

/s/ Leonard Riggio
Leonard Riggio

/s/ Louise Riggio
Louise Riggio

THE RIGGIO FOUNDATION

By:	/s/ Leonard Riggio
Leonard Riggio, Trustee

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